

September 11, 2024

Rhonda Keaveney
Chief Executive Officer
Invech Holdings, Inc.
7339 E. Williams Drive
Unit 26496
Scottsdale, AZ 85255

> **Re: Invech Holdings, Inc.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed August 29, 2024**
> **File No. 333-276779**

Dear Rhonda Keaveney:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 23, 2024 letter.

Amendment No. 10 to Registration Statement on Form S-1 Filed August 29, 2024

General

1. We note your response to prior comment 1 and reissue our comment in full. Please update your financial statements pursuant to Rule 3-12 of Regulation S-X to include the financial statements for the latest interim period in 2024. Update the associated financial information in applicable sections of the filing as appropriate.

2. We note that your auditor provided a consent to the use of its audit report that was dated July 10, 2024. Given the extended period of time that has passed since this consent was provided, please file an updated consent from your auditor.

       Please contact Stephen Kim at 202-551-3291 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Trade & Services

cc: Rhonda Keaveney